AGREEMENT OF LEASE, ACQUISITION AND LICENCE

BETWEEN:

SONIC TECHNOLOGY SOLUTIONS INC.

– and –

QUANTUM-MURRAY LP

THIS AGREEMENT (“Agreement”) is made effective as of this 1st day of October, 2007.

BETWEEN:

SONIC TECHNOLOGY SOLUTIONS INC., a corporation organized and existing under the laws of British Columbia and with a principal place of business at Unit 7, 8765 Ash Street, Vancouver, British Columbia, V6P 6T3

(“Sonic”)

AND:

QUANTUM-MURRAY LP, a limited partnership duly organized and existing under the laws of Ontario, with a principal place of business at office 200-15 Fitzgerald Road, Ottawa, Ontario K2H 9G1

(“Quantum”)

WHEREAS:

A.

Sonic has developed and owns technology pertaining to the design and operation of certain systems (“Sonic Treatment Systems”) to remediate soil contaminated by polychlorinated biphenyls and other polychlorinated organics.

B.	Quantum operates an environmental management business in Canada and wishes to use Sonic Treatment Systems in connection with Quantum’s business in Canada.

C.

Pursuant to a licence agreement dated as of the date hereof (the “Licence Agreement”), Sonic has granted a licence to Quantum regarding certain Licensed Property (as defined in the Licence Agreement) pertaining to the design, manufacture and operation of Sonic Treatment Systems and including certain “Proprietary Information” (as defined in the Licence Agreement), patents, trademarks and certain other intellectual property related to the design, manufacture and operation of Sonic Treatment Systems.

D.

Sonic has agreed to lease to Quantum and provide Quantum with the option to acquire, and Quantum has agreed to lease from Sonic, the physical components of one complete Sonic Treatment System, together with certain assets relating to the operation of a Sonic Treatment System (collectively the “Leased System”, as defined below), on the terms and subject to conditions provided in this Agreement.

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and promises contained in this Agreement, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.          PURCHASE AND SALE

1.1        Lease and Assignment of Assets By Sonic

Upon the terms and subject to the conditions of this Agreement, Sonic agrees to grant to Quantum, and Quantum agrees to accept from Sonic, effective at the Closing Time, the following:

(a)

a lease of one Terra-Kleen extraction stage and one Sonoprocess dechlorination stage (collectively, the “Leased System”) as further described in Schedule “A” and in accordance with the term and conditions set forth below;

(b)	an assignment of Sonic’s position and interest in any material contracts to be assigned in accordance with Section 3 (the “Material Contracts”); and

(c)	an assignment of the permits to operate Sonic Treatment Systems in British Columbia and Ontario as set out in Schedule “B” (the “Permits”)

all of which are collectively called the “Assets”. Sonic and Quantum agree to enter into a lease agreement (the “Lease”) as contemplated in paragraph (a) above pursuant to which the Leased System is leased by Sonic to Quantum. The Lease shall be in form and content mutually satisfactory to both Sonic and Quantum, and will include the following terms and conditions

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1.2        Licence to Quantum

In connection with the lease of the Assets by Quantum from Sonic, Sonic and Quantum agree to enter into a licence agreement (the “Licence Agreement”) in the form attached as Schedule “C”

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

as of the Closing Date, permitting Quantum to use Sonic treatment systems and exploit certain related proprietary information and rights of Sonic.

1.3        Quantum Option to Acquire Leased System

In connection with the lease of the Assets by Quantum from Sonic, Sonic and Quantum agree to enter into an option agreement (the “Option Agreement”) pursuant to which Quantum is entitled to acquire from Sonic clear title to the Leased System at any time after the one year anniversary of the Closing Date and provided Sonic has not terminated the lease in accordance with its entitlement under paragraph 1.1(e), for a price equal to $2,500,000, less any and all lease payments paid by Quantum to Sonic pursuant to the Lease (the “Option Purchase Price”). The Option Agreement will be in a form mutually satisfactory to both Quantum and Sonic, and executed and delivered by both Quantum and Sonic on the Closing Date.

1.4        Payment of the Option Purchase Price and Taxes

The Option Price will be credited to the account of Quantum, and to that extent deemed satisfied by Quantum to Sonic by all payments to Sonic of an amount equal to 25% of all Net Amounts (as defined in the Licence Agreement) commencing on the date of acquisition of the Leased System, on a quarterly basis in the manner provided in this Section 1.4.

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Quantum will pay interest on all amounts due and owing to Sonic but not paid when due under (i) this Agreement, and (ii) the Lease, the Licence Agreement and any other agreement between Sonic and Quantum contemplated or made pursuant to this Agreement, at the prime rate of the Canadian Imperial Bank of Commerce (as of the due date) plus two percent (2%).

Quantum will pay all taxes and any related interest or penalty designated in any manner at all and imposed as a result of the operation of this Agreement including, without limitation all federal and provincial sales taxes on all payments made or required to be made by Quantum to Sonic and tax, if any, which Quantum is required to withhold or deduct from payments to Sonic. Quantum will provide to Sonic evidence as may be required by Canadian authorities to establish that the tax has been paid. If Sonic is required to collect a tax to be paid by Quantum, Quantum will pay the tax to Sonic on demand.

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

1.5        Acceleration of Option Purchase Price

Notwithstanding the provisions of Section 1.4, the Quantum option to acquire the Leased System (the “Option”) will be deemed to have been exercised by Quantum and the full unpaid amount of the Option Purchase Price will become immediately due and payable by Quantum in the event that either (a) Quantum sells, assigns, subleases or otherwise disposes or agrees with any other person to dispose of its interests in the Leased System; or (b) if Quantum becomes insolvent or unable to pay its debts as they come due, or institutes a bankruptcy or insolvency proceeding or has such a proceeding instituted against it which is not dismissed within 30 days, makes an assignment for the benefit of creditors, or commences dissolution or liquidation proceedings.

2.          OWNERSHIP AND SECURITY FOR OPTION PURCHASE PRICE

2.1        Sonic to Retain Ownership

The parties acknowledge that the grant of lease hereunder is an agreement to lease only, and nothing in the Lease will be construed as conveying to Quantum any right, title, or interest in or to the Leased System except as provided under the terms of this Agreement and the Lease.

2.2        Security on Exercise of Option

Quantum will grant to Sonic a security interest in the Assets, by way of a security agreement (the “Security Agreement”), as security for the due and timely payment of the Option Purchase Price. The Security Agreement will be in form and content reasonably satisfactory to Sonic and executed by Quantum in favour of Sonic upon delivery of notice of exercise of the Option.

3.          MATERIAL CONTRACTS

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In the event that Sonic has unfulfilled obligations relating to a Material Contract on the Closing Date that Quantum has elected not to have assigned or is otherwise not being assigned at the closing, Sonic will make the Leased System available to Quantum on a date reasonably agreed upon so that both parties may fulfil their obligations with respect to all Material Contracts.

On the Closing Date, Quantum will assume, perform and discharge all obligations arising as of the Closing Date under any assigned Material Contracts, and Quantum will indemnify and save Sonic harmless from all claims, demands, suits and actions under the Material Contracts in respect of events subsequent to the Closing Date, provided that Sonic has met all of its obligations hereunder.

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

4.          EMPLOYMENT OF PERSONNEL

Prior to the Closing Date, Quantum may offer employment or a contract for services to any or all of the personnel listed in Schedule “D”. Each person who accepts Quantum’s offer will be deemed to be “Transferred Personnel” for the purposes of this Agreement.

Sonic agrees (i) to use reasonable efforts to cooperate with Quantum in Quantum’s recruitment of the Transferred Personnel, and (ii) to assign to Quantum any written employment or non-competition agreement with any Transferred Personnel and any and all benefits and obligations thereunder, including without limitation any payments and benefits due such Transferred Personnel pursuant to accrued salary, wages, bonuses, commissions, retirement, savings, health, vacation, welfare and other benefits and severance payments or similar payments of the Transferred Personnel. Sonic will not take any action that would impede, hinder, interfere with or otherwise compete with Quantum’s effort to hire any Transferred Personnel.

Quantum will make any offers to Transferred Personnel under this Section 4 in good faith with the employment or contract proposed to commence on the Closing Date or as soon as reasonably practicable thereafter. Nothing in this Agreement will be construed to (i) obligate Quantum to continue in effect for any specific period of time after the Closing Date any benefit program or arrangement for the Transferred Personnel, or (ii) restrict Quantum from amending, modifying or terminating any benefit program or arrangement under which the Transferred Personnel become eligible after the Closing Date. Quantum will not assume any responsibility for any commitment, obligation, duty or liability of Sonic to any Transferred Personnel that arose prior to the Closing Date.

5.          REPRESENTATIONS AND WARRANTIES OF SONIC

Sonic represents and warrants to Quantum as follows, with the intent that Quantum will rely on these representations and warranties in entering into this Agreement, and in concluding the purchase and sale contemplated by this Agreement.

5.1        Capacity to Sell

Sonic is a corporation duly incorporated, validly existing and in good standing under the British Columbia Business Corporations Act with respect to the filing of annual reports, and has the power and capacity to own and dispose of the Assets and to carry on its business as now being conducted by it, and to enter into this Agreement and carry out its terms to the full extent.

5.2        Authority to Sell

The execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Sonic, and this Agreement constitutes a legal, valid and binding obligation of Sonic enforceable against Sonic in accordance with its terms except as may be limited by laws of general application affecting the rights of creditors.

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

5.3        Sale Will Not Cause Default

None of the execution or the delivery of this Agreement nor the making of the Lease, the Licence Agreement or the exercise by Quantum of the Option will:

(a)	violate any of the terms and provisions of the constating documents of Sonic, or any order, decree, statute, by-law, regulation, covenant or restriction applicable to Sonic or any of the Assets; or

(b)	give any person the right to terminate, cancel or remove any of the Assets, except to the extent that the consent of any third party is required to assign the Material Contracts or the Permits.

5.4        Assets

Sonic owns and possesses and has a good marketable title to the Assets free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances and other claims, and no other person has any right or option to acquire the assets.

5.5        Functionality

The Leased System is in good working order and will, if used for environmental remediation operations in accordance with Sonic’s technical specifications and other documentation for Sonic Treatment Systems, including without limitation those set out in Schedule “E”, (the “Specifications”), perform in accordance with the Specifications. Sonic is not aware of any undisclosed or latent defect in the Leased System which, if discovered, could reasonably be expected to materially adversely affect or delay Quantum’s use of the Leased System for the purposes for which Quantum is acquiring that System.

5.6        Litigation

There is no litigation or administrative or governmental proceeding or inquiry pending, or to the knowledge of Sonic, threatened against or relating to Sonic, or the Assets, nor does Sonic know of any reasonable basis for any such action, proceeding or inquiry.

5.7        Freedom to Use

Quantum is entitled and free to use the Assets without any restriction or limitation and without payment of any royalty, fee or other consideration other than as set out in this Agreement.

5.8        No Infringement

To the best of Sonic’s knowledge, Quantum’s use of the Assets does not and will not infringe or violate the rights of any person.

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

5.9        Conformity with Laws

All governmental licences and permits required for the conduct in the ordinary course of the operations of Sonic’s business and the uses to which the Assets have been put, have been obtained and are in good standing in the following jurisdictions:

(a)	Ontario and British Columbia, in respect of the Terra-Kleen extraction system; and

(b)	British Columbia in respect of the entire Sonic Treatment System,

and such conduct and uses are not in breach of any order, decree, statute, by-law, regulation, covenant, restriction, plan or permit, including those regulating the discharge of materials into the environment and the storage, treatment and disposal of waste or otherwise relating to the protection of the environment and the health and safety of persons. Sonic further represents and warrants that it has applied for permits in Ontario for the use of the Sonic Treatment System to remediate soils containing polychlorinated biphenyls and other polychlorinated organics.

5.10       No Defaults

Except as otherwise expressly disclosed in this Agreement or in any Schedule to this Agreement there has not been any default in any obligation to be performed under any Material Contract, each of which is in good standing and in full force and effect, unamended.

5.11       Canadian Resident

Sonic is not a non-resident of Canada within the meaning of the Income Tax Act.

6.          COVENANTS OF SONIC

6.1        Condition of Assets

Until closing, Sonic will use its best efforts to preserve the Assets intact.

6.2        Leased System

(a)

Subject to Quantum exercising proper care in using the Leased System and performing all reasonable routine maintenance, Sonic agrees to reimburse Quantum for the costs of major repairs and non-routine maintenance required with respect to the Leased System for a period of one year from the Closing Date, not including consumables or reasonable routine maintenance. In the event Quantum requests Sonic to make such a reimbursement, Sonic will have the right, and Quantum will provide reasonable assistance to Sonic, to review all maintenance records for the Leased System.

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

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6.3        Access by Quantum

Sonic will give to Quantum and Quantum’s counsel, accountants and other representatives full access, during normal business hours throughout the period prior to the Closing Date, to all of the properties, books, contracts, commitments and records of Sonic relating to the Assets, and will furnish to Quantum during that period all such information as Quantum may reasonably request. For greater certainty, Sonic will provide all information with respect to the terms and conditions of the potential TEDCO Contract or such other Material Contract which is contemplated for assignment to Quantum within the knowledge of Sonic to Quantum, as applicable.

6.4        Insurance

From the date of this Agreement until the Closing Date, Sonic will, at its own expense, place and maintain comprehensive all risks insurance on the Assets for the greater of their full replacement value or $3 million, and will forthwith cause Quantum to be added as a named insured under all such policies and to remain as a named insured until closing.

6.5        Procure Consents

Sonic will diligently take all reasonable steps required to obtain, before closing, all consents to the assignments of the Material Contracts, the Permits, and any other of the Assets for which such consent is required.

6.6        Covenant of Indemnity

Sonic will indemnify and hold harmless Quantum from and against:

(a)

any and all damage or deficiencies resulting from any misrepresentation, breach of warranty or non-fulfilment of any covenant on the part of Sonic under this Agreement furnished or to be furnished to Quantum under this Agreement; and

(b)	any and all claims, actions, suits, demands, proceedings, assessments, judgments, costs and legal and other expenses incident to any of the foregoing.

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

6.7        Termination of Transferred Personnel

On the Closing Date, Sonic will terminate the employment of the Transferred Personnel, and Sonic will indemnify and save harmless Quantum from and against all claims by such Transferred Personnel for wages, salaries, bonuses, pension or other benefits, severance pay, notice or pay in lieu of notice and holiday pay in respect of any period before the Closing Date.

7.          REPRESENTATIONS AND WARRANTIES OF QUANTUM

Quantum represents and warrants to Sonic as follows, with the intent that Sonic will rely on these representations and warranties in entering into this Agreement, and in concluding the purchase and sale contemplated by this Agreement.

7.1        Status of Quantum

Quantum is a limited partnership duly organized and validly existing and has the power and capacity to enter into this Agreement, carry out its terms and to carry on its business as now being conducted by it.

7.2        Authority to Enter into and Perform Agreements

The execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Quantum, and this Agreement constitutes a legal, valid and binding obligation of Quantum enforceable against Quantum in accordance with its terms except as limited by laws of general application affecting the rights of creditors.

7.3        Conduct of Business

Quantum is duly licensed, registered or qualified and possesses all permits and authorizations required or necessary for the conduct of Quantum’s business as now conducted in compliance with all applicable laws. Quantum is carrying on its business as a going concern and is not in default of any obligation to be performed under any agreement that would have a material adverse affect on Quantum’s business. Quantum has the financial means necessary to perform its obligations under this Agreement.

7.4        GST

Quantum is duly registered under the Excise Tax Act (Canada) with respect to goods and services tax and its registration number is 80737 1745 RT0002.

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

8.          COVENANTS OF QUANTUM

8.1        Offer Employment

If Quantum offers employment or a contract for services to any Sonic personnel pursuant to Section 4, Quantum covenants with Sonic to do so on the terms and conditions then in effect in accordance with the provisions of this Agreement.

8.2        Social Services Tax

Quantum will be liable for and will pay all provincial sales taxes and registration charges and transfer fees properly payable upon and in connection with the lease, use or transfer of any of the Assets by Sonic to Quantum.

8.3        Consents

Quantum will at the request of Sonic execute and deliver such applications for consent and such assumption agreements, and provide such information as may be necessary to obtain the consents referred to in Section 6.5 and will assist and co-operate with Sonic in obtaining the consents.

8.4        Conduct of Business

Quantum covenants, so long as Quantum owes any portion of the Option Purchase Price to Sonic, that it will operate its business in good faith and in a manner designed to maximize the value of the business and will use its commercially reasonable efforts to integrate the Sonic Treatment System into its existing operations.

8.5        Covenant of Indemnity

Quantum will indemnify and hold harmless Sonic from and against:

(a)

any and all damage or deficiencies resulting from any misrepresentation, breach of warranty or non-fulfilment of any covenant on the part of Quantum or its Affiliates under this Agreement and under any other agreement between Sonic and Quantum made pursuant to this Agreement; and

(b)	any and all claims, actions, suits, demands, proceedings, assessments, judgments, costs and legal and other expenses incident to any of the foregoing.

8.6        Confidentiality and Privacy

Quantum acknowledges that any information, material or documentation received or observed by it in relation to this Agreement or the transactions contemplated by this Agreement, either before or after execution of this Agreement, is confidential. Insofar as Quantum receives or observes any information about identifiable individuals (“Personal Information”), Quantum will only use or disclose such Personal Information in accordance with the provisions of the Personal

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

Information Protection Act (British Columbia), or other applicable privacy legislation. Quantum will take, and will cause its directors, officers, employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent Quantum from disclosing or making available to its accountants, professional advisors and bankers and other lenders, whether current or prospective, any such information, materials and documentation on a confidential basis for the purpose of carrying out the transactions contemplated by this Agreement. Quantum will use or disclose Personal Information solely for purposes relating to the transactions contemplated under this Agreement or, if the purchase and sale transactions contemplated hereunder complete, for the purposes for which it was collected, used or disclosed by Sonic and for no other purpose.

For greater certainty, Quantum’s obligations regarding the confidentiality of the Proprietary Information are exclusively set out in the Licence Agreement.

9.          SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

9.1        Sonic’s Representations, Warranties and Covenants

All statements contained in any certificate or other instrument delivered by or on behalf of Sonic under this Agreement or in connection with the transactions contemplated by this Agreement will be deemed to be representations and warranties by Sonic. All representations, warranties, covenants and agreements made by Sonic in this Agreement or under this Agreement will, unless otherwise expressly stated, survive closing and any investigation at any time made by or on behalf of Quantum, subject to Section 9.2, and will continue in full force and effect for the benefit of Quantum for a period of two (2) years from the Closing Date.

9.2        Survival of Representations and Warranties

Notwithstanding Section 9.1, Sonic’s representations and warranties set out in Section 5.4 will continue in full force and effect for the benefit of Quantum for a period of six years.

9.3        Limitation on Sonic’s Indemnity

No claim by Quantum under the covenant of indemnity contained in Section 6.6 or for damages or other relief in respect of misrepresentation or breach of warranty, covenant or agreement by Sonic under this Agreement will be valid unless:

(a)	written notice of the claim is given by Quantum to Sonic before the expiration of 24 months after the Closing Date; and

(b)	the aggregate amount of all such claims exceeds $10,000.

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

Notwithstanding the foregoing, Quantum may bring a claim for damages or other relief in respect of misrepresentation or breach of warranty, covenant or agreement with respect to Section 5.4 at any time.

9.4        Quantum’s Representations, Warranties and Covenants

All representations, warranties, covenants and agreements made by Quantum in this Agreement or under this Agreement will, unless otherwise expressly stated, survive closing and any investigation at any time made by or on behalf of Sonic, and will continue in full force and effect, subject to Section 9.5, for the benefit of Sonic for a period of two (2) years from the Closing Date. Notwithstanding the foregoing, Section 8.6 will continue in full force and effect for the benefit of Sonic indefinitely.

9.5        Limitation on Quantum’s Indemnity

No claim by Sonic under the covenant of indemnity contained in Section 8.5. or for damages or other relief in respect of misrepresentation or breach of warranty, covenant or agreement by Quantum under this Agreement will be valid unless:

(a)	written notice of the claim is given by Sonic to Quantum before the expiration of 24 months after the Closing Date; and

(b)	the aggregate amount of all such claims exceeds $10,000.

10.        CONDITIONS PRECEDENT TO THE OBLIGATIONS OF QUANTUM

All obligations of Quantum under this Agreement are subject to the fulfilment at or before closing of the following conditions:

10.1      Sonic’s Representations and Warranties

Sonic’s representations and warranties contained in this Agreement and in any document delivered under this Agreement or in connection with the transactions contemplated by this Agreement will be true at and as of closing as if such representations and warranties were made at and as of such time.

10.2      Sonic’s Covenants

Sonic will have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it before or at closing.

10.3      Consents

Quantum will have received duly executed copies of the consents or approvals referred to in Section 6.5.

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

10.4      Licence Agreement

Quantum will have received a copy of the Licence Agreement duly executed by Sonic.

The foregoing conditions are for the exclusive benefit of Quantum and any such condition may be waived in whole or in part by Quantum at or before closing by delivering to Sonic a written waiver to that effect signed by Quantum.

11.        CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SONIC

All obligations of Sonic under this Agreement are subject to the fulfilment at or before closing of the following conditions:

11.1      Quantum’s Representations and Warranties

Quantum’s representations and warranties contained in this Agreement will be true at and as of closing as though such representations and warranties were made as of such time.

11.2      Quantum’s Covenants

Quantum will have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it at or before closing.

11.3      Consents of Third Parties

All consents or approvals required to be obtained by Sonic for the purpose of selling, assigning or transferring the Assets will have been obtained, provided that this condition may only be relied upon by Sonic if Sonic has diligently exercised its best efforts to procure all such consents or approvals and Quantum has not waived the need for all such consents or approvals.

11.4      Licence Agreement

Sonic will have received a copy of the Lease and the Licence Agreement duly executed by Quantum.

11.5      Regulatory Approvals

Sonic will have received any necessary approvals from the TSX Venture Exchange.

Each of the foregoing conditions is for the exclusive benefit of Sonic and any such condition may be waived in whole or part by Sonic at or before closing by delivering to Quantum a written waiver to that effect signed by Sonic.

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

12.        CLOSING

12.1      Time of Closing

Subject to the terms and conditions of this Agreement, the purchase and sale of the Assets will be completed at a closing to be held at 10 a.m., (Vancouver time) (the “Closing Time”), on November 9, 2007 (the “Closing Date”) or at such other time and date agreed upon in writing between the parties.

12.2      Documents to be Delivered by Sonic

At the closing Sonic will deliver or cause to be delivered to Quantum:

(a)	the Lease and the Option Agreement, both in immediately registrable form in all places where registration of such instruments is required, if applicable;

(b)	all consents or approvals obtained by Sonic for the purpose of validly assigning the Material Contracts and the Permits;

(c)	the Licence Agreement duly executed by Sonic;

(d)

certified copies of those resolutions of the directors of Sonic required to be passed to authorize the execution, delivery and implementation of this Agreement and of all documents to be delivered by Sonic under this Agreement; and

(e)	such other documents as are reasonably necessary to complete the transactions contemplated by this Agreement, the Lease, the Licence Agreement and the Option Agreement.

12.3      Documents to be Delivered by Quantum

At the closing Quantum will deliver or cause to be delivered:

(a)	the Lease, the Licence Agreement, and the Option Agreement, all duly executed by Quantum, and a settled form of the Security Agreement, not exercised by Quantum;

(b)

certified copies of those resolutions of the directors of the general partner of Quantum and such other approvals required to be obtained by Quantum to authorize the execution, delivery and implementation of this Agreement and of all documents to be delivered by Quantum under this Agreement; and

(c)	such other documents as are reasonably necessary to complete the transactions contemplated by this Agreement, the Lease, the Security Agreement, the Licence Agreement and the Option Agreement.

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

13.        RISK OF LOSS

From the date of this Agreement to closing, the Assets will be and remain at the risk of Sonic. If any of the Assets are lost, damaged or destroyed before closing, Quantum may, in lieu of terminating this Agreement under Section 10, elect by notice in writing to Sonic to complete the purchase to the extent possible without reduction of the Option Purchase Price, in which event all proceeds of any insurance or compensation in respect of such loss, damage or destruction will be payable to Quantum and all right and claim of Sonic to any such amounts not paid by closing will be assigned to Quantum.

14.        FURTHER ASSURANCES

The parties will execute such further and other documents and do such further and other things as may be necessary to carry out and give effect to the intent of this Agreement.

15.        SET-OFF

If, under this Agreement or any document delivered under this Agreement, Sonic becomes obligated to pay any sum of money to Quantum, then such sum may at the election of Quantum, and without limiting or waiving any right or remedy for Quantum under this Agreement, be set off against and will apply to any sum of money or security owed by Quantum to Sonic until such amount has been completely set off.

16.        ACCOUNTING PRINCIPLES

Wherever in this Agreement reference is made to a calculation to be made in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with prior years.

17.        NOTICE

All notices required or permitted to be given under this Agreement will be in writing and will be personally delivered, sent by courier or transmitted by facsimile to the party at the address or facsimile number provided below, or such other address or facsimile number as a party may specify by notice in writing to the other party, from time to time. Any notice personally delivered will be deemed to have been given and received on the day it is delivered, provided that if such day is not a day where businesses are ordinarily open in Vancouver, British Columbia or in Toronto, Ontario (a “Business Day”) then the notice will be deemed to have been given and received on the next Business Day. Any notice sent by courier or transmitted by facsimile will be deemed to have been given and received on the next Business Day following the date it is sent or transmitted.

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

If to Sonic:

Sonic Environmental Solutions Inc.
Unit 7, Ash Street
Vancouver, British Columbia V6P 6T3
Facsimile: 604-736-2558

Attention: Adam Sumel, CEO & President

If to Quantum:

Quantum-Murray LP
200 -15 Fitzgerald Road,
Ottawa, Ontario K2H 9G1
Facsimile: 613-820-9623

Attention: Jeff Westeinde

18.        ENTIRE AGREEMENT

This Agreement and the Licence Agreement constitute the entire agreement between the parties and there are no representations or warranties, express or implied, statutory or otherwise and no collateral agreements other than as expressly set forth or referred to in this Agreement.

19.       AMENDMENT

No amendment of this Agreement will be binding unless made in writing by all the parties to this Agreement.

20.        ASSIGNMENT

This Agreement may not be assigned by any party without the prior written consent of the other party, which consent may be arbitrarily withheld.

21.        TIME OF THE ESSENCE

Time will be of the essence of this Agreement.

22.        APPLICABLE LAW

This Agreement will be governed by and interpreted in accordance with the laws of Ontario and the federal laws of Canada applicable therein.

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

23.        SUCCESSORS AND ASSIGNS

This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

24.        HEADINGS

The headings appearing in this Agreement are inserted for convenience of reference only and will not affect the interpretation of this Agreement.

25.        COUNTERPARTS

This Agreement may be executed in counterparts and by facsimile, each of which when so executed will be deemed to be an original and such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first written above.

SONIC TECHNOLOGY SOLUTIONS INC.	QUANTUM-MURRAY LP, by its
By:	general partner, QUANTUM
MURRAY GP INC.
By:
Adam Sumel, CEO & President

Jeff Westeinde, CEO

Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

SCHEDULE “A”

LEASED SYSTEM

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Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

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Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

SCHEDULE “B”

PERMITS

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Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

SCHEDULE “C”

LICENCE AGREEMENT

SCHEDULE “D”

PERSONNEL

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Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum

SCHEDULE “E”

SPECIFICATIONS

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Quantum-Murray Purchase Agreement for Sonic Treatment System (September 2007)
Private and Confidential – Not for Distribution	Sonic	Quantum